NEWS RELEASE

New York - AG Toronto - AG Frankfurt - FMV	May 14, 2025

First Majestic Reminds Shareholders to Vote in the Upcoming Annual General Meeting

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE: AG) (TSX: AG) (FSE: FMV) (the "Company" or "First Majestic") reminds its shareholders about the Company's upcoming Annual General Meeting of Shareholders (the "2025 AGM") scheduled to take place on Tuesday, May 20, 2025, at 10:00 a.m. (Pacific Time) at the offices of Bennett Jones LLP, located at Suite 2500 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8.

The Board of Directors of First Majestic unanimously recommends that shareholders vote FOR all the resolutions that have been put forward for the 2025 AGM.

The record date for notice and for voting at the 2025 AGM was March 31, 2025.  Only shareholders as of the record date will be entitled to vote at the meeting.  Shareholders as of the record date are encouraged to vote before the proxy voting deadline on Thursday, May 15, 2025 at 10:00 a.m. (Pacific Time).

If you are a registered shareholder of the Company and are unable to attend the 2025 AGM, please read, sign and date the form of proxy for the meeting (the "Proxy") and deposit it with Computershare Investor Services Inc. ("Computershare") by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario  M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Pacific Time) on Thursday, May 15, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy that they received from Computershare.

Non-registered shareholders may participate in the 2025 AGM (either themselves or through a proxyholder, or through intermediaries using the voting instruction form).  Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form that they received for further details and instructions.

EVERY VOTE COUNTS

Voting is quick and easy.  First Majestic has retained Kingsdale Advisors to provide shareholders with assistance in voting their shares, and they may be reached by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

To obtain current information about voting your First Majestic common shares, and for copies of the materials for the 2025 AGM, please visit www.firstmajesticagm.com, or scan the QR code:

2025 AGM Materials QR code

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ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements in this news release include, but are not limited to, statements with respect to: the time and place of the 2025 AGM.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.